May 27, 2016

Via EDGAR

Mara L. Ransom

Assistant Director

Office of Consumer Products, Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Mail Stop 3561

Washington, D.C. 20549

Re:                             Ferrellgas, L.P. and Ferrellgas Finance Corp.
Registration Statement on Form S-4
File No. 333-210534

Dear Ms. Ransom:

Ferrellgas, L.P., a Delaware limited partnership (the “Partnership”), and Ferrellgas Finance Corp., a Delaware corporation (together with the Partnership, the “Issuers”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully request the effective date for the above-captioned Registration Statement be accelerated to June 1, 2016 at 9:00 a.m. Washington, D.C. time or as soon thereafter as practicable.

The Issuers hereby acknowledge that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Issuers may not assert the staff’s comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call me at (913) 661-1500 or John Goodgame at Akin Gump Strauss Hauer & Feld, LLP at (713) 220-8144.

Very truly yours,

Ferrellgas, L.P.
By: Ferrellgas, Inc., its general partner

By:	/s/ Alan C. Heitmann
Name:	Alan C. Heitmann
Title:	Executive Vice President, Chief
Financial Officer and Treasurer

Ferrellgas Finance Corp.

By:	/s/ Alan C. Heitmann
Name:	Alan C. Heitmann
Title:	Chief Financial Officer

[SEC Acceleration Request Letter]